Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of SEPTEMBER 2019	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the Second Quarter and First Six Months Of 2019

  Direct Retail Operations (DOS) Improving Revenues and Profitability;
  Wholesale Still Suffering From US Tariffs With a Penalized Profitability;
  The Company Is Exploring Outsourced Production Capacity in Tariff-Free Countries;
  Company Intends to Sell Certain Non-Strategic Assets.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 27, 2019--The Board of Directors of Natuzzi S.p.A. today approved 2019 unaudited second quarter and first six months consolidated financial results.

In this document, numbers for the first half 2019 and 2018, previously reported under Italian GAAP, are reclassified and reported under IFRS.

In late August 2019, the US Administration has further exacerbated the commercial dispute with China by increasing trade tariffs at 30%, effective from next October.

The USA has always represented a key market for Natuzzi business and is still today one of the core geographic areas. For this reason, the Company is forced to quickly implement measures necessary to change the industrial footprint.

The Company has started a series of initiatives, including the sale of non-strategic assets, the revision of its manufacturing configuration and pursuing alternative manufacturing strategies.

In particular, the Company is actively working to accelerate the establishment of production capacity in outsource in areas, such as Far East and East Europe, that are not currently burdened by trade tariffs.

Our Joint Venture in China has generated Net Profit of approximately Euro 2 million in the first six months, of which our share is approximately Euro 1 million.

In addition, the Company confirms its intention to sale non-strategic assets with the aim to get a more flexible production structure and invest in the development of the business in key markets.

First Half 2019 results

Consolidated net sales for the first six months of 2019 were €198.3 million, down 10.6% from €221.9 million in 2018 same period. Consolidated net revenues were also impacted by the deconsolidation of our Chinese commercial subsidiary (Natuzzi Trading Shanghai Co., Ltd.) following the agreement with Kuka Group finalized in July 2018. Net of the deconsolidation effect, consolidated net sales would have decreased by 7.6%.

1. Natuzzi division

The Natuzzi division includes sales of Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi branded products, distributed through a direct retail network (DOS and Concessions), mono-brand franchised operated stores (“FOS”), and Natuzzi galleries (store-in-store points of sales within multi-branded stores and department stores).

First half 2019 net sales of this division were €148.7 million, down 4.1% from €155.0 million in 2018 same period, after adjusting for the above-mentioned deconsolidation of our Chinese commercial subsidiary. The revenue variance by geographic regions was: -10.2% in the EMEAI (Europe, Middle East, Africa and India); +1.3% in the Asia Pacific region and +2.3% in the Americas, thanks to the increase in DOS revenues and in spite of the slowdown in wholesale.

Natuzzi branded sales represented 78.5% of the Group’s upholstery and home furnishing revenues, versus 77.1% in the first six months of 2018.

1.a Natuzzi division: Direct retail

Within the Natuzzi division, the Group directly operates points of sales (mono-brand DOS and concessions), under Natuzzi Italia and Divani&Divani by Natuzzi name.

The revenues of the entire network of 53 DOS were €32.1 million, up 24.4% against the same period last year. The entire DOS network has delivered a Store EBIT profit of €1.0 million (or 3.1% on sales) against a loss of €0.6 million in the same period last year.

The revenues of the 46 Like-for-like DOS were €26.8 million, up 9.7% versus €24.5 million in 2018. The Store gross margin increased by 80bp, while the operating costs have been reduced by 250bp. As a result, the Like-for-Like DOS network has delivered a +4.6% Store EBIT margin against +1.6% in the same period last year (increasing by €0.9 million).

During 1H19, we have continued to work on our existing retail operations:

- We have completed the turnaround of our DOS in Florida, which we purchased from our licensed partner in 2016, achieving for the third consecutive year revenues growth. In 1H19, revenues were up 26.3% against the same period last year and the Store EBIT was 10.7% versus 6.1% in the same period last year.

- The 3 DOS that we have opened last year in the USA have achieved significant results:

i) The store in Costa Mesa, Los Angeles, Store EBIT +4.6%;
ii) The store in Chicago, Store EBIT +19.1%.
iii) The store in Philadelphia (King of Prussia) almost break-even.

- In Italy we have relaunched the business of our Divani&Divani by Natuzzi DOS network. Their like-for-like revenues were up 20.5% against the same period last year, while they have delivered a Store EBIT of 11.7% against 4.9% in the same period last year (improving by €0.6 million).

So far this year we have opened a new Natuzzi Italia DOS in Sarasota, Florida, in April, and a Natuzzi Italia DOS, in Italy, near Milan, in July.

At the time of this press release, the Directly Operated Stores are 54, of which 40 DOS Natuzzi Italia and 14 DOS Divani&Divani by Natuzzi. In addition, the Group also runs 12 Natuzzi Italia concessions.

1.b Natuzzi division: third-party operated points of sale

According to our brand and retail strategy, we kept pursuing the transformation of the existing third-party distribution network in order to elevate their ability to offer the value proposition of our brand portfolio to the consumers and ultimately increase their sales/sqf and margins.

In 2019, we have closed 27 franchised operated stores and 208 galleries and smaller points of sales whose partners and locations were inconsistent with our brand strategy.

As a result, Natuzzi sales generated by Franchised Operated Stores (FOS) and galleries were €114.6 million, down 9.8%, net of the deconsolidation effects of the Chinese subsidiary as mentioned above.

Given the relative weight of the Group’s net sales (60.5%), the efforts dedicated to this distribution channel will be of paramount importance to improve the performance.

In 2019 we have opened 40 FOS, of which 15 under the Natuzzi Italia name and 25 under the Natuzzi Editions name. Included in the 40 FOS, 27 mono-brand stores were opened in China (18 under the Natuzzi Editions name and 9 under Natuzzi Italia name).

Softaly

Sales generated by this division, addressing the low-end segment of the market, were €40.7 million, down 15.3% from €48.1 million in 2018 first half. This segment is characterized by strong competition on price.

The Company is working on finding external production capacity in tariffs-free and low-cost Countries, for both European and North American markets.

1H 2019 Gross margin

Notwithstanding decreasing revenues, first half 2019 consolidated gross margin was 29.1%, from 29.0% in the previous year, thanks to a favorable trend in raw material prices, a better sales mix and selective price increases, together with an improved efficiency in direct production costs in our plants.

The Cost of Sales also includes €1.4 million of lay-off costs due to the reduction of the Italian workforce. Net of these restructuring costs, the consolidated gross margin would have been equal to 29.8%.

1H 2019 Selling and Administrative expenses

Selling and Administrative expenses were €70.3 million (or 35.5% on revenues) from €76.2 million (or 34.3% on revenues) in last year same period.

1H 2019 results

The Group reported an operating loss of €10.8 million, versus an operating loss of €8.1 million in 2018 first half, mainly due to declining sales.

The item “Net finance income/(costs)” of -€4.6 million also includes -€2.0 million related to the application of IFRS 16 (present value of interests from leasing contracts), effective from January 1st, 2019.

Net Profit deriving from the 49% share of the above-mentioned Chinese vehicle was €1.0 million in 2019 first semester.

Finally, taxes €0.7 million were accounted for the period.

As a result, loss attributable to the shareholders was €15.1 million.

2019 Second Quarter results

Consolidated net sales for the second quarter of 2019 were €92.2 million, down 12.5% from €105.3 million in the same period of 2018. Net of the above-mentioned deconsolidation adjustment, net sales would have decreased by 8.8%.

The Company reported a quarterly operating loss of €7.8 million versus an operating loss of €4.8 million in the second quarter of 2018.

Natuzzi S.p.A. and its Subsidiaries reported a loss for the period of €10.5 million, from a loss of €8.6 million in the same quarter of 2018.

During the quarter, the Company accounted for €1.4 million for lay-off costs at the Italian operations.

Year-to-date order flow of the Natuzzi brand division is up 1.6% compared to the same period of last year as a result of high single-digit growth of DOS written sales and flat written orders from third-party operated points of sales. The trend is further improving in the last three months.

On the contrary, year-to-date written orders from the Softaly unbranded division are down 25.7% against the same period last year. The trend is further deteriorating in the last three months.

The Company expects 3q2019 sales almost in line with the same quarter of the previous year.

Chairman and CEO Pasquale Natuzzi commented: “The Company continues its transition from a pure Italian manufacturer toward an international branded retailer, but the general deterioration in the trade environment and specifically the worsening relations between USA and China has been particularly disruptive for our wholesale business, by reducing sales and margins. This forces us to deeply revise our international production footprint.

Depending on the kind of business we run in North America, we have started different initiatives, these having the same goal of recovering market shares and increasing margins.

First, as for the unbranded business, which is particularly suffering from tariffs imposition, we are considering outsourcing in Vietnam. Secondly, we are also verifying the possibility to have an outsourced activity in Central America. These two initiatives are intended to replace the Chinese production for the North American market.

The revision of the Group’s entire footprint also refers to the EMEAI market. In this regard, we have started discussions with manufacturers located in Eastern Europe, to serve our wholesales customers in EMEAI. In addition, we will continue to shift the manufacturing of lower margin product to our Romanian facility, allowing us to focus on high margin products in our Italian plants.

While the performance of our DOS retail network is gradually improving, it is crucial for us to deploy our DOS best practices to the franchised business, which is a significant part of our sales, so to favor its organic growth.

The Company has taken actions in order to sell some non-strategic assets, including some industrial assets along with some real estate properties in USA and Italy. The disposal of such assets will add flexibility to our operations and reduce working-capital needs. The sales proceeds will be reinvested in the development of the business.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the second quarter of 2019 and 2018 on the basis of IFRS -IAS (expressed in millions Euro)
	Three months ended on		Change	Percentage of Sales
	30-Jun-19	30-Jun-18%		30-Jun-19	30-Jun-18

Revenues	92.2	105.3	-12.5%	100.0%	100.0%
Cost of Sales	(66.4)	(74.0)	-10.2%	-72.1%	-70.2%
Gross profit	25.7	31.3	-17.9%	27.9%	29.8%

Other income	1.4	2.6
Selling Expenses	(25.8)	(29.9)	-13.8%	-28.0%	-28.4%
Administrative expenses	(8.5)	(8.8)	-3.0%	-9.2%	-8.3%
Impairment on trade receivables	(0.4)	0.0
Other expenses	(0.3)	0.0

Operating profit/(loss)	(7.8)	(4.8)		-8.4%	-4.6%

Finance income	0.1	0.1
Finance costs	(2.2)	(1.2)
Net exchange rate gains/(losses)	(0.7)	(1.1)
Net finance income/(costs)	(2.8)	(2.3)		-3.1%	-2.2%

Share of profit/(loss) of equity-method investees	0.6	0.0

Profit/(Loss) before tax	(10.0)	(7.1)		-10.9%	-6.8%

Income tax expense	(0.5)	(1.5)		-0.5%	-1.4%

Profit/(Loss) for the period	(10.5)	(8.6)		-11.4%	-8.2%

Profit/(Loss) attributable to:
Owners of the Company	(10.5)	(8.6)		-11.4%	-8.1%
Non-controlling interests	0.1	0.1

Profit/(loss) per Ordinary Share	(0.19)	(0.16)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the six months of 2019 and 2018 on the basis of IFRS -IAS (expressed in millions Euro)
	Six months ended on		Change	Percentage of Sales
	30-Jun-19	30-Jun-18%		30-Jun-19	30-Jun-18

Revenues	198.3	221.9	-10.6%	100.0%	100.0%
Cost of Sales	(140.6)	(157.7)	-10.8%	-70.9%	-71.0%
Gross profit	57.7	64.2	-10.2%	29.1%	29.0%

Other income	2.6	4.0
Selling Expenses	(53.3)	(59.4)	-10.2%	-26.9%	-26.7%
Administrative expenses	(17.0)	(16.8)	1.1%	-8.6%	-7.6%
Impairment on trade receivables	(0.4)	(0.1)
Other expenses	(0.4)	0.0

Operating profit/(loss)	(10.8)	(8.1)		-5.4%	-3.6%

Finance income	0.2	0.1
Finance costs	(4.7)	(2.6)
Net exchange rate gains/(losses)	(0.1)	(1.6)
Net finance income/(costs)	(4.6)	(4.1)

Share of profit/(loss) of equity-method investees	1.0	0.0

Profit/(Loss) before tax	(14.4)	(12.1)		-7.3%	-5.5%

Income tax expense	(0.7)	(1.7)		-0.4%	-0.8%

Profit/(Loss) for the period	(15.2)	(13.9)		-7.6%	-6.3%

Profit/(Loss) attributable to:
Owners of the Company	(15.1)	(14.0)		-7.6%	-6.3%
Non-controlling interests	(0.0)	0.1

Profit/(loss) per Ordinary Share	(0.28)	(0.25)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)
	30-Jun-19	31-Dec-18

ASSETS
Non-current assets	220.9	165.6
Current assets	174.1	207.1
TOTAL ASSETS	395.0	372.7

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	122.1	136.5
Non-controlling interests	1.9	1.6
Non-current liabilities	112.9	66.1
Current liabilities	158.0	168.4
TOTAL EQUITY AND LIABILITIES	395.0	372.7

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Jun-19	31-Dec-18

Net cash provided by (used in) operating activities	2.7	(11.3)

Net cash provided by (used in) investing activities	(2.8)	14.6

Net cash provided by (used in) financing activities	(24.9)	2.2

Increase (decrease) in cash and cash equivalents	(24.9)	5.4

Cash and cash equivalents, beginning of the year	62.1	55.0

Effect of movements in exchange rates on cash held	0.2	(0.1)

Cash and cash equivalents, end of the period	37.4	60.4

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Jun-19	31-Dec-18
Cash and cash equivalents in the statement of financial position	41.6	62.1
Bank overdrafts repayable on demand	(4.2)	(1.8)
Cash and cash equivalents in the statement of cash flows	37.4	60.4

Contacts

For information:
NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	SEPTEMBER 27, 2019	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi